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                            October 1, 2021

       Julie Baron
       President and Chief Operating Officer
       Trean Insurance Group, Inc.
       150 Lake Street West
       Wayzata, MN 55391

                                                        Re: Trean Insurance
Group, Inc.
                                                            Form 10-K Filed
March 26, 2021
                                                            Response dated
August 19, 2021
                                                            File No. 001-39392

       Dear Ms. Baron:

              We have reviewed your August 19, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 22, 2021 letter.

       Form 10-K Filed March 26, 2021

       Item 1. Business, page 6

   1.                                                   Please refer to comment
1. Please confirm that you will include your example disclosure in MD&A in all future
filings, including all Forms 10-Q.
       Reinsurance, page 15

   2.                                                   Please refer to comment
3. In all future filings, please ensure your MD&A clearly
                                                        discusses:
                                                            your reinsurance
strategy implemented in the current and recent periods presented, any changes in your
strategy during these periods, and
                                                            if material, its
impact on current and future financial results, metrics and trends.
 Julie Baron
Trean Insurance Group, Inc.
October 1, 2021
Page 2
Investments, page 19

3. Please refer to comment 4. Please provide us your analysis that details the impact of the error on net income and earnings per share for the years ended 2020, 2019 and 2018 and the quarters in each of these years.
Form 10-Q for the Fiscal Quarter Ended June 30, 2021

Item 1. Financial Statements, page 3

4. In all future filings, please revise your financial statements to label each restated column
            as adjusted    and refer to the note that describes the adjustment.
Embedded derivatives, page 22

5. Please tell us and revise your disclosure in all future filings to clarify the nature of investment expenses associated with the embedded derivative.
Gains (losses) on embedded derivatives, page 37

6. In all future filings, please revise your disclosure to clarify that Gains (losses) on
         embedded derivatives    consists of the change in fair value of the
embedded derivative and
         realized investment earnings on investments held under reinsurance agreements.
      You may contact Mike Volley, Staff Accountant, at 202-221-3437 or Amit Pande,
Accounting Branch Chief at 202-551-3423 if you have any questions.



FirstName LastNameJulie Baron                                     Sincerely,
Comapany NameTrean Insurance Group, Inc.
                                                                  Division of
Corporation Finance
October 1, 2021 Page 2                                            Office of
Finance
FirstName LastName